The Monarch Cement Company
449 1200 Street, P.O. Box 1000, Humboldt, KS  66748-0900
Phone:  620-473-2222      Fax:  620-473-2447

September 30, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attn:       Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions

RE:	The Monarch Cement Company
Schedule 12E-3
Filed August 29, 2014 by The Monarch Cement Company
File No. 005-13114

Preliminary Schedule 14A
Filed August 29, 2014
File No. 000-02757

Dear Mr. Duchovny:

We are writing in response to your letter dated September 22, 2014 to our counsel in which you provide comments with respect to the above-referenced items filed by The Monarch Cement Company ("Monarch" or the "Company").  Our numbered responses to your comments correspond to the numbered comments in your letter.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
Attn: Mr. Daniel F. Duchovny

Comments and Our Responses
Preliminary Proxy Statement

Summary Term Sheet, page 1

Comment 1
Please refer to the Voting Information subsection on page 5. It appears that the voting requirement to approve the reverse stock split is the same as that for the forward stock split, but the language does not state so definitively. Please clarify as necessary.

In response to the Staff's comment, the Company has revised the disclosure on page 5 of the Preliminary Proxy Statement under the caption "Summary Term Sheet — Voting Information" to more particularly describe the voting requirement for the Reverse Stock Split and for the Forward Stock Split.

Special Factors

Purposes of and Reasons for the Reverse/Forward Stock Split, page 14

Comment 2	Please revise the last bullet point of page 15 to specify the financial information you intend to keep providing to your security if you cease to be a reporting company.

In response to the Staff's comment, the Company has revised the "Publicly Available Information" bullet point under the caption "Special Factors — Purposes of and Reasons for the Reverse/Forward Stock Split — Absence of Benefit to the Company and Its Stockholders of Public Reporting" in the Preliminary Proxy Statement to specify the financial information we intend to keep providing to our stockholders if we cease to be a reporting company.

Background of the Reverse/Forward Stock Split, page 16

Comment 3	Please revise your disclosure to described any events relating to this going private transaction that took place during the four-month period between April and August 2014.

In response to the Staff's comment, the Company has expanded the disclosure under the caption "Special Factors — Background of the Reverse/Forward Stock Split" in the Preliminary Proxy Statement.

Division of Corporation Finance
Attn: Mr. Daniel F. Duchovny

Comment 4	Provide the disclosure required under Item 1015(b)(4) of Regulation M-A with respect to Kennedy and Coe, LLC.

In response to the Staff's comment, the Company has revised page 16 of the Preliminary Proxy Statement under the caption "Special Factors — Background of the Reverse/Forward Stock Split — Chronology of Board Deliberations" to provide the required disclosure.

Fairness of the Reverse/Forward Stock Split, page 18

Comment 5
Please revise this section, and any other related disclosure in the proxy statement, to disclose separately the fairness to holders of shares Capital Stock and Class B Capital Stock, as well as holders who will be cashed out and those who will not be cashed out. In other words, your fairness determination must address four groups of security holders.

In response to the Staff's comment, the Company has revised the Preliminary Proxy Statement under the caption "Special Factors — Fairness of the Reverse/Forward Stock Split" and elsewhere to clarify that the Board's determinations as to fairness address the unaffiliated holders of the Capital Stock and the unaffiliated holders of the Class B Capital Stock and, in each case, the unaffiliated stockholders who will be cashed out in the Reverse/Forward Stock Split and the unaffiliated stockholders who will not be cashed out in the Reverse/Forward Stock Split.

Comment 6
Revise this section to address the apparent discrepancy in the payment to be made to shares of Capital Stock and those of Class B Capital Stock. We note that the Class B Capital Stock shares have ten votes per share while the Capital Stock shares have one vote per share.

In response to the Staff's comment, the Company has revised the Preliminary Proxy Statement under the caption "Special Factors — Fairness of the Reverse/Forward Stock Split — Substantive Fairness" by adding a new bullet point ("Equal Treatment for Holders of Capital Stock and Class B Capital Stock") to provide disclosure concerning the Board's consideration of the amount payable to the respective holders of Capital Stock and Class B Capital Stock who are cashed out in the Reverse Stock Split.

Division of Corporation Finance
Attn: Mr. Daniel F. Duchovny

Comment 7	Disclose the information required under each item in Instruction 2 to Item 1014 of Regulation M-A.

In response to the Staff's comment, the Company has revised the Preliminary Proxy Statement under the caption "Special Factors — Fairness of the Reverse/Forward Stock Split — Substantive Fairness" by adding two bullet points ("Advice of Financial Adviser" and "Fair Value Considerations") in addition to that referred to in our response to Comment 6 above to provide additional disclosure concerning the factors considered by the Board in determining to proceed with the Reverse/Forward Stock Split.

Effects of the Reverse/Forward Stock Split, page 22

Comment 8	Provide the disclosure required under instruction 3 to Item 1013(d) of Regulation M-A.

In response to the Staff's comment, the Company respectfully observes that instruction 3 to Item 1013(d) of Regulation M-A is directed to situations in which the Schedule 13E-3 and related Preliminary Proxy Statement are "filed by an affiliate of the subject company" (as opposed to being filed by the subject company itself, as was done in the present situation).

The Company has determined, following review of Schedule 13E‑3 Compliance and Disclosure Interpretation 201.05, that the Company is the "filing person" for purposes of Schedule 13E-3 and that its executive officers and directors should not be regarded as engaged in the Regulation 13E-3 transaction that is the subject of the Preliminary Proxy Statement.  The Company's executive officers and directors will receive no special treatment in the Reverse/Forward Stock Split.  Their interests in the Company would increase only marginally, as a result of the cash out of shareholders holding less than 600 shares of either class of our Stock.  They would participate in, and benefit from, the Reverse/Forward Stock Split to the same extent as all other continuing shareholders.

The Company respectfully concludes that in the present situation of the proposed Reverse/Forward Stock Split, the disclosure contemplated by instruction 3 to Item 1013(d) of Regulation M-A is not required.

Division of Corporation Finance
Attn: Mr. Daniel F. Duchovny

Financial Information, page 43

Comment 9	Please provide us with the legal analysis for your determination that pro forma financial information is not material.

In response to the Staff's comment, the Company considered the pro forma effect of the Reverse/Forward Stock Split on (i) our unaudited consolidated balance sheet as of June 30, 2014, (ii) our unaudited consolidated statements of operations, earnings per share and ratio of earnings to fixed charges for the year ended December 31, 2013 and for the six months ended June 30, 2014, and (iii) our book value per share of Stock as of June 30, 2014, and determined that such pro forma effect was not material.  Our analysis in support of this determination is summarized below.

As disclosed in the Preliminary Proxy Statement, we anticipate that the estimated cost of the Reverse/Forward Stock Split (whether paid from cash on hand or borrowings under the revolving loan provided by our existing credit agreement) will be approximately $3,131,300; however, at least $135,500 of this amount has already been paid, or will be paid, from cash on hand.  If we were to borrow the entire $2,995,800 remaining estimated cost of the Reverse/Forward Stock Split under the revolving loan provided by our existing credit agreement, the increase in our interest expense, on a pro forma basis, would be approximately $53,000 for the year ended December 31, 2013 and approximately $26,500 for the six months ended June 30, 2014 (in each case, based on the current interest rate for our revolving loan of 1.75%).

With respect to our consolidated balance sheet as of June 30, 2014, we anticipate that the estimated cost of the Reverse/Forward Stock Split would reduce stockholders' equity by approximately $3,131,300 or approximately 2.64%.  The Company does not regard this change as being material.

With respect to our consolidated statements of operations and earnings per share for the year ended December 31, 2013 and for the six months ended June 30, 2014 (assuming that we borrow the entire $2,995,800 remaining estimated cost of the Reverse/Forward Stock Split), we anticipate that the estimated increase in our annual interest expense as a result of the Reverse/Forward Stock Split would reduce our net income by approximately $53,000 and $26,500, respectively, or approximately 0.97% and 0.99%, respectively.  After taking into account the estimated 99,860 shares of Stock that would be cashed out in the Reverse/Forward Stock Split, this would result in a pro forma increase in earnings per share for those periods of approximately 1.56% and 1.54%, respectively.  The Company does not regard the above changes as being material.

Division of Corporation Finance
Attn: Mr. Daniel F. Duchovny

With respect to our ratio of earnings to fixed charges (assuming that we borrow the entire $2,995,800 remaining estimated cost of the Reverse/Forward Stock Split), we anticipate that our ratio of earnings to fixed charges for the year ended December 31, 2013 would decrease, on a pro forma basis, from approximately 28.82 to 25.35, and that our ratio of earnings to fixed charges for the six months ended June 30, 2014 would decrease, on a pro forma basis, from approximately 23.26 to 20.16.  The Company's fixed charges for both the year and six month periods are so small relative to the Company's earnings that even the small change to fixed charges attributable to the pro forma increase in our interest expense ($53,000 and $26,500, respectively) produces a measurable change to the ratios on a pro forma basis.  In each case, however, the change does not alter the Company's determination as to it not being material.

With respect to our book value per share of Stock as of June 30, 2014, we anticipate that it would decline from approximately $29.90 to $29.85 (or approximately 0.15%).  The Company does not regard this change as being material.

Form of Proxy

Comment 10	Please tell us supplementally why you have included a proxy card for classes of capital stock instead of separate cards.

Consistent with the approach historically taken in connection with the solicitation of proxies for use at its annual meetings of stockholders, the Company intends to use a single form of proxy card in connection with the Special Meeting at which the Reverse/Forward Stock Split is considered.  Before distributing proxy materials to the stockholders entitled to vote at the meeting, the Company affixes to each proxy card an address label containing, for the applicable stockholder, the name and address of such stockholder, the number of shares of Capital Stock registered in the name of such stockholder, and the number of shares of Class B Capital Stock registered in the name of such stockholder.  This approach is taken by the Company for its convenience and for that of its stockholders.  It allows for the relevant voting information for a particular stockholder to be generated from the Company's stockholder database and reflected on a single piece of paper.  This helps to avoid the situation in which the Company inadvertently fails to send the proper form of proxy card to the applicable stockholder and simplifies the Company's tabulation of the proxy votes.  It also may help to avoid the situation in which a stockholder completes, signs and returns a proxy card with respect to shares of one class of stock but inadvertently fails to do so with respect to shares of the other class.  The Company certainly could utilize a separate form of proxy card for each class of stock, however it very much would prefer to utilize the single form approach contemplated by its filing with the Commission.

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Division of Corporation Finance
Attn: Mr. Daniel F. Duchovny

We hope that the above has been of assistance to you and that it is fully responsive to your comments.  If you have any questions or require any further information, please call Jim Allen of Stinson Leonard Street LLP at (816) 691-3211 or the undersigned at (620) 473-2222.

Very truly yours,

/s/ Debra P. Roe
Debra P. Roe
Chief Financial Officer &
Assistant Secretary-Treasurer